

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2020

Benny Zhu
Chief Executive Officer
Haibo SYM, Inc.
41 Meadowview Lane
Berkeley Heights, New Jersey 07922-1327

> **Re: Haibo SYM, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed June 4, 2020**
> **File No. 024-11203**

Dear Mr. Zhu:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Exhibit 11

1. Please revise the consent of your independent auditor to refer to the correct audit report date of April 27, 2020.

General

2. We note your response to prior comment 8 and that the company does not intend to become an Exchange Act reporting company until the offering is completed. Please revise to provide additional disclosure regarding the consequences of not becoming a Exchange Act reporting company, including the applicability of Emerging Growth Company status and what reporting requirements the company will be subject to prior to

becoming an Exchange Act reporting company.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Frank J. Hariton